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                                                                     EXHIBIT 1.2



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


[CHINA MOBILE LOGO]


CHINA MOBILE (HONG KONG) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


ANNOUNCEMENT

The Company was notified by the relevant regulatory authorities on 30 June 2001 that the connection fees for service activation payable by mobile subscribers in mainland China on initial subscription will be cancelled, with effect from 1 July 2001. It is expected that the cancellation of connection fees will not lead to a significant impact on the Group's overall revenue. The Board believes that the cancellation of connection fees may lead to an expansion of the Group's subscriber base and thereby contribute to the Group's overall revenue growth.

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that the Company was notified by the relevant regulatory authorities on 30 June 2001 that the connection fees for service activation payable by mobile subscribers in mainland China on initial subscription will be cancelled, with effect from 1 July 2001 (the "Effective Date").

Impact on the Group of the cancellation of the connection fees

As the connection fee tariffs have been repeatedly reduced in recent years in response to market condition and the portion of pre-paid services subscribers in the Group's new subscribers has increased (pre-paid services subscribers are not required to pay connection fees on their initial subscription), the portion of the Group's total operation revenue represented by connection fees has been decreasing. For the 5-month period between January 2001 and May 2001, the Group's unaudited combined connection fee revenue was approximately RMB660 million (equivalent to approximately HK$620 million) (a monthly average of approximately RMB130 million (equivalent to approximately HK$120 million)). For illustration purposes only, comparing with the Group's unaudited pro forma combined operating revenue for 2000 (assuming the present structure of the Group with its 13 operating subsidiaries has been in existence since 1 January 2000) of approximately RMB92.2 billion (equivalent to approximately HK$87 billion) (a monthly average of approximately RMB7.68 billion (equivalent to approximately HK$7.25 billion)), the Group's average monthly unaudited combined connection fee revenue between January 2001 and May 2001 represents approximately 1.7 per cent. of the Group's average monthly unaudited pro forma combined operating revenue for 2000.

It is expected that the cancellation of connection fees will not lead to a significant impact on the Group's overall revenue. The Board believes that the cancellation of connection fees may promote the growth of contract subscribers, which will lead to an expansion of the Group's subscriber base and thereby contribute to the Group's overall revenue growth.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

For your convenience, this announcement contains translation between Renminbi amounts and Hong Kong dollars at RMB1.06 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at this rate, or at all.


By order of the Board

CHINA MOBILE (HONG KONG) LIMITED

Wang Xiaochu

Chairman

Hong Kong, 3 July 2001